UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-31569

Canterbury Park Holding Corporation

(Exact name of registrant as specified in its charter)

1100 Canterbury Road

Shakopee, MN 55379

(952) 496-6429

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Canterbury Park Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 1, 2016

CANTERBURY PARK HOLDING CORPORATION

By:	/s/ Randall D. Sampson
Name:	Randall D. Sampson
Title:	President and Chief Executive Officer